Notice to ASX Bank of America Global Metals, Mining & Steel Conference 2026 12 May 2026 Rio Tinto Chief Executive Simon Trott is presenting today at the Bank of America Global Metals, Mining & Steel Conference in Miami, Florida at 9am (ET) / 2pm (BST). The presentation is attached and is also available at the link below, along with the webcast replay. https://www.riotinto.com/en/invest/presentations/2026/bank-of-america-global-metals-mining-steel- conference-2026 LEI: 529900X2VMAQT2PE0V24 EXHIBIT 99.5

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Simon Trott Bank of America Global Metals, Mining and Steel Conference 12 May 2026 Kennecott, Utah

Cautionary statements ©2026, Rio Tinto, All Rights Reserved This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. 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No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Copper equivalent (CuEq) volumes The formula applied for calculating Copper equivalent volume throughout this presentation is: CuEq = Rio Tinto’s share of production volumes / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. The operating unit cost measure uses the denominator of Rio Tinto’s sales volumes in copper equivalent terms (using the same calculation), albeit based on Rio Tinto consolidated basis Rio Tinto plc No. 719885 6 St James’s Square, London SW1Y 4AD, United Kingdom Rio Tinto Limited ACN 004 458 404 Level 43, 120 Collins Street, Melbourne 3000 Australia This presentation is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary 2

# **Winning formula** to be most valued metals and mining business

## Right assets & commodities

- Large, low-cost assets
- Structurally attractive commodities
- Energy transition & AI: dual demand drivers magnifies our exposure

Li +240%, Cu +30%
Al +20%, Steel +10%
demand growth[1]

2025 – 2035F

## Operational excellence

- Stronger cost discipline
- Sharper operating model
- Simpler way of working

4% per year unit cost reduction[2]

40-50% EBITDA uplift[3]

2024 – 2030F

## Growth

- Proven delivery of growth projects at scale
- Faster and lower cost
- Strong pipeline 2030+

+20% CuEq[4] production growth

2024 – 2030F

## Capital discipline

- Strong balance sheet
- Disciplined capital allocation
- Leading consistent returns

10yrs at
60% payout

1) Demand growth 2025 to 2035. 2) Operating unit cost of sales of our operations in 2024 real terms. Copper equivalent (CuEq) volumes are calculated on a consistent methodology to that outlined on slide 2 albeit based on sales volumes on a Rio Tinto consolidated basis. For comparability purposes, Simandou unit cost is not included until 2030F as the operation ramps up and net impact of tariff costs for aluminium has been removed. Forward looking operating unit cost of sales of our operations is indicative and not intended to be a profit forecast. Compound annual growth rate (CAGR) from 2024 to 2030F. 3) Forward looking view of EBITDA is not a profit forecast. This consolidated measure, presented in nominal terms, is calculated using long-run consensus prices, volume growth (on a consolidated basis) and unit cost decreases presented, using 2024 as a baseline. 4) Ambition for CuEq production growth from 2024 to 2030F. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2, equivalent to 3% CAGR.

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Iron Ore #1 Global producer3 $203bn 62%8 0 662,000 1,324,000 1,986,0002,648,000 Copper Aluminium Lithium Our position A leading low-cost producer at scale #1 integrated Western producer1 #1 Largest pipeline of Tier 1 options2 2025 core commodity4 market size $238bn $200bn $15bn – 68bn Our position on 2026 industry cost curves5 2025 EBITDA margins 63% 30%6 37%7 0% 25% 50% 75% 100% 21 3. 59 62 89 .7 7 13 14 9. 52 18 04 7. 42 22 51 4. 14 29 12 2. 78 34 68 1. 37 42 25 6. 32 47 93 6. 72 55 03 4. 29 62 06 5. 85 65 43 4. 45 70 17 0. 01 73 58 9. 31 76 15 6. 56Q1 Q2 Q3 Q4 Atlantic PacificLow carbon repower - 450 900 1,350 1,800 Right assets and commodities World-leading positions in commodities that matter 1) Excludes China and Russia. 2) Includes world class greenfield optionality 3) Based on global footprint. 2025 production and on 100% basis for Pilbara and IOC. 4) 2025 market size from Rio Tinto Economics based on average third-party consultant estimates and average annual market prices in 2026 real terms. Copper: Primary | Aluminium: Primary | Lithium: 2035 primary forecast | Iron ore: Contestable 62% Fe. 5) Approximate cost curves positions in 2026, Copper (Wood Mackenzie, 2026 Copper cost curve, C1 Cash Cost net of byproducts. Truncated at -100c/lb. Rio Tinto reflects mid-point guidance for C1 net unit costs (Kennecott, Oyu Tolgoi, Escondida). Aluminium (CRU, 2026 Aluminium smelting business cost curve). Lithium (BMI, Rio Tinto Market Analysis, 2026 Global Lithium Carbonate C3 Cost Curve, C3 costs include depreciation, amortization, sustaining capex, royalties and interest but excludes capital charge). Iron Ore (Minespans, Global 62% Fe equivalent CFR China VIU adjusted, 2026). 6) Integrated operations. 7) Steady capacity additions and better plant availability take margin to 37% by 2028, EBITDA margin is based on forecast LCE consensus prices (average across multiple brokers and market analysts) and forecast production targets. Excludes projects in Chile. 8) Pilbara only, FOB margin. Q1 Q2 Q3 Q4 Pilbara & Simandou IOCSouth America Q1 Q2 Q3 Q4 (2025 - 2035F) 4 (2028F) Q1 Q2 Q3 Q4 Rio Tinto

Deliver 5 Operational excellence Stronger, sharper, simpler way of working 1) Productivity benefits are operating expenses (opex) savings on an annual run rate basis. All figures are on a consolidated basis. 2) CuEq volumes are calculated on a consistent methodology to that outlined on slide 2. 3) Timing and proceeds subject to market conditions and execution. Simplify Release • Operational excellence driving outcomes • Further substantial productivity benefits – Additional reduction of central roles – Reset contractor usage, consumable spend and maintenance costs • Deliver project ramp-up phases on time & budget • Simandou project as benchmark across business • Progress studies for investment pipeline • Progressing opportunities to release around $5bn3 Achieved • $650m of initial productivity benefits implemented1 • Sharpened operating model – 22% fewer senior roles and fewer central teams • +9% YoY Q1 2026 CuEq production growth driven by copper • Borates: market testing • TiO2: evaluating options • Further capital recycling options identified By end of 2026

1) Forecast based on consensus EBITDA as of 7 May 2026. Iron ore Copper Aluminium & Lithium Strength in our diversification Benefiting from dual drivers: energy transition and AI EBITDA (% share) Energy transition & AI demand facing 6 46% 31% 23% 2026F1 54% 83% 9% 9% 2020 18%

Returning capital to shareholders 60% dividend payout last 10 years • Industry leading cash flow generation Disciplined investment Up to $10bn annual capex in the mid-term • 20% CuEq production growth (2024 to 2030F)1 • 40-50% EBITDA growth (2024 to 2030F) • Strong pipeline of options 2030+ • Increasing dividend as earnings grow Portfolio and asset optimisation $5-10bn cash to be released from asset base Maintaining a strong balance sheet 0.6x FY25 Net Debt / EBITDA • Single A Credit rating • Best-in-class growth, cash flow and distributions in the medium term Capital discipline Relentless focus on returns for our shareholders 7 Rio Tinto delivers 1) Ambition for CuEq production growth from 2024 to 2030F. CuEq volumes are calculated on a consistent methodology to that outlined on slide 2, equivalent to 3% CAGR.

Cape Lambert, Western Australia Most valued metals and mining business Our mission Stronger, sharper, simpler way of working

Appendix

# Project execution

## Industry leading growth today with significant optionality 2030+

### Copper[1]

Production, Mt



+11%
+13%
0.79
0.88
~1 Mt
2024
2025
2030F

### Aluminium[2]

Production, Mt



+3%
3.3
3.4
+ Future options
2024
2025
2030F

### Lithium[4]

LCE capacity, kt



+182%
75
~200
2024
2028F

### Iron Ore[6]

Global sales, Mt



-1%
+25%
350
346
425 – 440
2024
2025
Mid-term7

**Copper**

Growth today

- **Oyu Tolgoi –** underground project complete, world's 4th largest copper mine around end decade
- **Kennecott –** targeting 40-50% production growth from 2025 to 2028

Future options 2030+

- **Greenfield** – Resolution, La Granja, Winu
- **Brownfield** – Apex (Kennecott), Escondida new concentrator
- **Exploration** inc. Nuevo Cobre, Comita
- **Leaching –** Nuton

**Aluminium**

Growth today

- **ROCE uplift -** targeting 5 percentage points from H1 2024 to 2030
- **CBA (Brazil) –** JV acquisition of controlling shareholding[3]
- **AP60 –** full ramp-up by end of 2026

Future options 2030+

- **Greenfield** – Finland and India

**Lithium**

Growth today

- **Fenix 1B and Sal de Vida –** first production expected H2 2026
- **Rincon –** starter plant commissioned, full scale on schedule

Future options 2030+

- **30 in 30 –** targeting capital intensity of $30/kg with 30-month development timeline
- **Maricunga & Altoandinos** – agreement closure expected in 2026[5]

**Iron Ore**

Growth today

- **Simandou –** first sale achieved, ramp up on track
- **Pilbara** – four major replacement mines ramping up or under construction

Future options 2030+

- **Rhodes Ridge** – feasibility study due in 2029

1) Consolidated basis. Targeting 1 Mtpa by 2030. 2) Rio Tinto share of production. Includes primary aluminium only. 3) Acquisition subject to regulatory approvals and customary closing conditions. 4) Capacity on 100% basis. Production will not correlate directly with installed capacity due to timing of ramp-up. 5) Subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing agreements. 6) Includes all shipments from Pilbara and IOC, including those to our Portside trading business; excludes shipments from our Portside trading business. It also includes Simandou sales, representing ore which has been through tertiary crushing in China and collected by the customer. There is a ~2-3 month lag between mine gate production and sales; this accounts for time for railing of ore to the port in Guinea, shipping to China, tertiary crushing in China and collection of final product by the customer. 7) Mid-term capacity subject to market outlook.

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